EXHIBIT 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Nine months ended September 30,	2015
Earnings:
Income before income taxes	$969
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity loss	4
Fixed charges added to earnings	396
Distributed income of less than 50 percent-owned persons	133
Amortization of capitalized interest:
Consolidated	31
Proportionate share of 50 percent-owned persons	—

Total earnings	$1,533

Fixed Charges:

Interest expense:
Consolidated	$369
Proportionate share of 50 percent-owned persons	—

$369

Amount representative of the interest factor in rents:
Consolidated	$27
Proportionate share of 50 percent-owned persons	—

$27

Fixed charges added to earnings	$396

Interest capitalized:
Consolidated	$43
Proportionate share of 50 percent-owned persons	—

$43

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$439

Ratio of earnings to fixed charges	3.5